FORM 51-102F3
Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

September 6th, 2006, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company announced that a new resource estimate has been completed for its wholly owned Gualcamayo Gold Project in San Juan Province, Argentina. This resource estimate will also be the basis of an updated Preliminary Economic Assessment, on the main Quebrada del Diablo (“QDD”) zone, that is currently being prepared by Wardrop Engineering Inc. of Vancouver, BC. This new resource estimate demonstrates continued expansion of the Gualcamayo project since the last announced estimation of November 2004 and has increased the Measured and Indicated resource.

The table below presents the updated resource estimate for the main QDD zone at the same 0.5 g/t Au cut-off as the November 2004 resource estimate. The table also includes the resource estimate for Amelia Inés and Magdalena zones which remain unchanged from the November 2004 resource estimate, as since then little additional drilling has been completed.

0.5 g/t Au Cut-off
Zone	Resource Category	Tonnes (000)	Au (g/t)	Contained oz Au (000)
Quebrada del Diablo (2006)	Measured Indicated Measured + Indicated Inferred	5,264 55,421 60,685 12,513	1.28 0.95 0.98 1.25	217 1,700 1,916 504
Amelia Inés & Magdalena (2004)	Measured Indicated Measured + Indicated Inferred	203 1,910 2,114 2,909	3.12 2.79 2.82 1.88	20 171 192 176

The resource calculations have been prepared by Geosim Services Inc. under the direction of Ronald G. Simpson, P.Geo, an independent “qualified person” for the purposed of NI 43-101. A report under NI 43-101 disclosing these updated QDD resources is being prepared by Geosim Services Inc. and will be filed by Viceroy on Sedar within 30 days. Resource estimation was constrained by 3-dimensional solid models developed from geological and analytical data. For QDD, block estimation was carried out by kriging using 2 metre downhole drill composites and saw-cut channel sample data. The influence of high grade (>7 g/t Au) outliers was limited to blocks in which they occurred.

Item 5		Full Description of Material Change

Please see attached news release.

Item 6.		Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7		Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8		Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9.		Date Of Report

DATED at Vancouver, BC, this 6th day of September, 2006.

2

Viceroy Exploration Ltd.

News Release #2006.20

TSX: VYE
AMEX: XVE
301 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Announces Significant Increase in Gualcamayo Resource

Vancouver, British Columbia, September 6, 2006 – Viceroy Exploration Ltd. (“Viceroy” or the “Company”) is pleased to announce that a new resource estimate has been completed for its wholly owned Gualcamayo Gold Project in San Juan Province, Argentina. This resource estimate will also be the basis of an updated Preliminary Economic Assessment (“PEA”), on the main Quebrada del Diablo (“QDD”) zone, that is currently being prepared by Wardrop Engineering Inc. (“Wardrop”) of Vancouver, BC. This new resource estimate demonstrates continued expansion of the Gualcamayo project since the last announced estimation of November 2004 and has increased the Measured and Indicated resource.

Table 2 below presents the updated resource estimate for the main QDD zone at the same 0.5 g/t Au cut-off as the November 2004 resource estimate. The table also includes the resource estimate for Amelia Inés and Magdalena zones which remain unchanged from the November 2004 resource estimate, as since then little additional drilling has been completed. Hole QD-217 (see News Release #2006.01, dated January 18, 2006) confirmed that there is a mineralized system to the west of Magdalena towards Target 3D and follow-up drilling is planned for late 2006, early 2007. A total of 57,197 metres of reverse circulation and diamond drilling in 265 holes and 165 sawcut channel samples were used to estimate the gold resources for the QDD deposit. The recently completed drill program confirmed the continuity and geological interpretation of QDD. The main portion of QDD deposit is a broad continuous zone of limestone-marble breccia which appears to be fault bounded on the south side. To the east of this main zone, drilling confirmed the extension of a near surface, higher grade zone, called Portezuelo Blanco (“Ptz. Blanco”). This zone is of significant importance as it would likely be the initial zone mined in any future operations. The drilling to the west has confirmed the presence of what appears to be two separate zones, the upper and lower western extensions. Results from Hole QD-322, which is the latest result from the lower west section, were recently received and included the following intercepts:

Table 1 – Results of Hole QD-322

Hole #	Type/Area	Azimuth (O )	Dip (O )	Total Length (meters)	From (meters)	To (meters)	Interval(1) (meters)	Au (g/t)
QD-322	Step-out	213	-45	290.1	24.88	84.30	59.42	0.75
Incl.	QDD West				44.00	68.80	24.80	1.36
and					178.26	290.10	111.84	1.06
Incl.					230.78	244.70	13.92	2.09
and					255.28	274.05	18.77	2.14
    (1) true width has yet to be determined

Hole QD-322 ended in mineralization as the drill rods were jammed. A second hole with the same azimuth at a -35º dip is now underway. The lower western extension is still open on strike to the east and west and down dip. Further drilling is planned to test the extent of this zone.

The resource shown in the table below complies with the definitions for measured, indicated and inferred resources as outlined by the Canadian Institute of Mining and Metallurgy and National Instrument 43-101 (“NI 43-101”) guidelines. Numbers have been rounded subsequent to calculation.

Table 2 – Gualcamayo Resource – 0.5 g/t Au Cut-off

0.5 g/t Au Cut-off
Zone	Resource Category	Tonnes (000)	Au (g/t)	Contained oz Au (000)
Quebrada del Diablo (2006)	Measured Indicated Measured + Indicated Inferred	5,264 55,421 60,685 12,513	1.28 0.95 0.98 1.25	217 1,700 1,916 504
Amelia Inés & Magdalena (2004)	Measured Indicated Measured + Indicated Inferred	203 1,910 2,114 2,909	3.12 2.79 2.82 1.88	20 171 192 176

Since the November 2004 estimate, the Measured and Indicated resource at QDD has increased by approximately 56% from 1.24 million ounces of gold to 1.92 million ounces of gold using the same cut-off grade of 0.5 g/t Au. An additional 15.7 million tonnes of 1.25 g/t Au are classified as Inferred. The nearby Amelia Inés deposit is estimated to contain a Measured and Indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cut-off grade. The combined Inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au.

Table 3 below shows resource estimate for QDD using cut-off grades of 0.3 g/t Au. The Company believes that 0.3 g/t Au is the natural open-pit mining cut-off grade for a major portion of the QDD deposit. However, due to the high strip ratio on the west side it is more likely that the lower western extension will be mined by underground methods due to its higher grade and thickness. The Inferred portion within the lower west extension contains 273,000 ounces of Au averaging 2.23 g/t Au at a 1.0 g/t Au cut-off. Mining cut-off grades for the deposit will be determined during the ongoing feasibility study.

Table 3 – Gualcamayo Resource – 0.3 g/t Au Cut-off

0.3 g/t Au Cut-off
Zone	Resource Category	Tonnes (000)	Au (g/t)	Contained oz Au (000)
Quebrada del Diablo (2006)	Measured Indicated Measured + Indicated Inferred	6,720 67,251 73,971 13,856	1.09 0.86 0.88 1.17	236 1,857 2,093 523

Patrick Downey, President and CEO of Viceroy said, “The updated resource clearly demonstrates that the QDD deposit is a large, well-defined gold deposit which remains open to expansion. The recent program also confirmed the higher grade zones at Ptz. Blanco and Target A. The Company believes that the development of the Gualcamayo project will add to the already strong growth profile of Yamana when the two companies are combined. We look forward to advancing through feasibility towards a production decision as part of the Yamana team.”

On August 16, 2006, Yamana and Viceroy entered into an agreement pursuant to which Yamana has agreed to make a take-over bid to acquire all of the outstanding common shares of Viceroy in exchange for Yamana common shares.

In that regard Peter Marrone, President and CEO of Yamana, stated “This estimate is consistent with our expectations of Measured and Indicated resources. Our offer to Viceroy shareholders was based on our belief that QDD along with Amelia Inés and Magdalena would provide a Measured and Indicated resource supporting a reserve estimate of at least 2 million ounces. We are also pleased that the Inferred resources are slightly larger which supports our view of further underground potential longer term.”

Updated Preliminary Economic Assessment

As part of the current work on the project, Wardrop has been retained to complete an updated Preliminary Economic Assessment study. The study will review mine development options, infrastructure, site layout, metallurgy, development timelines, as well as capital and operating costs. The study will incorporate QDD, Amelia Inés and Magdalena zones. The results of this work are anticipated to be available in the last quarter of 2006 and will guide feasibility field engineering programs.

Quality Control & Methodology

The resource calculations have been prepared by Geosim Services Inc. under the direction of Ronald G. Simpson, P.Geo, an independent “qualified person” for the purposed of NI 43-101. A report under NI 43-101 disclosing these updated QDD resources is being prepared by Geosim Services Inc. and will be filed by Viceroy on Sedar within 30 days. Resource estimation was constrained by 3-dimensional solid models developed from geological and analytical data. For QDD, block estimation was carried out by kriging using 2 metre downhole drill composites and saw-cut channel sample data. The influence of high grade (>7 g/t Au) outliers was limited to blocks in which they occurred.

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the expected date of the Company’s proposed AMEX listing, the Company’s expectation that it will successfully transition to a gold producer, the expectation that the AMEX listing will make the Company more accessible to current and prospective investors in the United States, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Report on Form 6-K filed with the Securities and Exchange Commission.